Azure Midstream Partners, LP

12377 Merit Drive, Suite 300

Dallas, Texas 75251

(972) 674-5200

April 24, 2015

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re: Azure Midstream Partners, LP — Form S-1 (File No. 333-200155)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Azure Midstream Partners, LP, a Delaware limited partnership (the “Registrant”), hereby requests that the above captioned Registration Statement (the “Registration Statement”) be withdrawn as of the date hereof or as soon thereafter as practicable. The Registrant no longer intends to proceed with a registered public offering of its securities at this time. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Adam Law of Vinson & Elkins L.L.P. at (713) 758-3350.

Sincerely yours, Azure Midstream Partners, LP

By:	Azure Midstream Partners GP, LLC its General Partner

By:	/s/ Eric T. Kalamaras
Name:	Eric T. Kalamaras
Title:	Chief Financial Officer